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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        JARDINE FLEMING INDIA FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    471112102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                September 3, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                   SCHEDULE 13G

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
----------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
----------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]

                                                                                                          (b) [ ]

----------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4)         Citizenship or Place of Organization

           CAYMAN ISLANDS

----------------------------------------------------------------------------------------------------------------------
                     5)      Sole Voting Power

                             0
                     -------------------------------------------------------------------------------------------------
     Number of       6)      Shared Voting Power
      Shares
   Beneficially              122,050 SHARES
     Owned by        -------------------------------------------------------------------------------------------------
       Each          7)      Sole Dispositive Power
     Reporting
      Person                 0
        with         -------------------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power

                             122,050 SHARES
----------------------------------------------------------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           122,050 SHARES

----------------------------------------------------------------------------------------------------------------------
10)        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]

----------------------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)

           2.1%
----------------------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           IV*
----------------------------------------------------------------------------------------------------------------------


*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY INVESTORS LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)         Citizenship or Place of Organization
           BRITISH VIRGIN ISLANDS
---------------------------------------------------------------------------------------------------------------------

                     5)      Sole Voting Power

     Number of               0
                     ------------------------------------------------------------------------------------------------
      Shares         6)      Shared Voting Power

   Beneficially              164,503 SHARES
                     ------------------------------------------------------------------------------------------------
     Owned by        7)      Sole Dispositive Power

       Each                  0
                     ------------------------------------------------------------------------------------------------
     Reporting       8)      Shared Dispositive Power

      Person                 164,503 SHARES

        With
---------------------------------------------------------------------------------------------------------------------
 9)        Aggregate Amount Beneficially Owned by Each Reporting Person

           164,503 SHARES
---------------------------------------------------------------------------------------------------------------------
10)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]

---------------------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)

           2.8%
---------------------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           IV*
---------------------------------------------------------------------------------------------------------------------


*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LP VALUE LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------

2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------------------------------------------------------------------------------------------------------------------

4)         Citizenship or Place of Organization

           BRITISH VIRGIN ISLANDS
---------------------------------------------------------------------------------------------------------------------

                     5)      Sole Voting Power

     Number of               0
                     ------------------------------------------------------------------------------------------------
      Shares         6)      Shared Voting Power

   Beneficially              114,550 SHARES
                     ------------------------------------------------------------------------------------------------
     Owned by        7)      Sole Dispositive Power

       Each                  0
                     ------------------------------------------------------------------------------------------------
     Reporting       8)      Shared Dispositive Power

      Person                 114,550 SHARES

       With
---------------------------------------------------------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           114,550 SHARES

---------------------------------------------------------------------------------------------------------------------

10)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]
---------------------------------------------------------------------------------------------------------------------

11)        Percent of Class Represented by Amount in Row (11)

           1.9%
---------------------------------------------------------------------------------------------------------------------

12)        Type of Reporting Person (See Instructions)

           IV*
---------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY UNIVERSAL VALUE LP
           NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)         Citizenship or Place of Organization

           DELAWARE
---------------------------------------------------------------------------------------------------------------------
                     5)      Sole Voting Power

     Number of               0
                     ------------------------------------------------------------------------------------------------
      Shares         6)      Shared Voting Power

   Beneficially              104,200 SHARES
                     ------------------------------------------------------------------------------------------------
     Owned by        7)      Sole Dispositive Power

       Each                  0
                     ------------------------------------------------------------------------------------------------
     Reporting       8)      Shared Dispositive Power

      Person                 104,200 SHARES

       With
---------------------------------------------------------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           104,200 SHARES

--------- -----------------------------------------------------------------------------------------------------------
10)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)

           1.8%
--------- -----------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           PN*
--------- -----------------------------------------------------------------------------------------------------------


*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           LAXEY PARTNERS LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]

--------- -----------------------------------------------------------------------------------------------------------
3)         SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)         Citizenship or Place of Organization

           ISLE OF MAN
--------- -----------------------------------------------------------------------------------------------------------

                     5)      Sole Voting Power

     Number of               0
                     ------------------------------------------------------------------------------------------------
      Shares         6)      Shared Voting Power

   Beneficially              606,003 SHARES
                     ------------------------------------------------------------------------------------------------
     Owned by        7)      Sole Dispositive Power

       Each                  0
                     ------------------------------------------------------------------------------------------------
     Reporting       8)      Shared Dispositive Power

                             606,003 SHARES
      Person

       With
---------------------------- ----------------------------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           606,003 SHARES

---------------------------------------------------------------------------------------------------------------------
10)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]

---------------------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)

           10.3%
---------------------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           IA*
---------------------------------------------------------------------------------------------------------------------


*Not registered under the Investment Advisors Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           COLIN KINGSNORTH
---------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)         Citizenship or Place of Organization

           BRITISH
---------------------------------------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
                     ------------------------------------------------------------------------------------------------
      Shares         6)      Shared Voting Power

   Beneficially              606,003 SHARES
                     ------------------------------------------------------------------------------------------------
     Owned by        7)      Sole Dispositive Power

       Each                  0
                     ------------------------------------------------------------------------------------------------
     Reporting       8)      Shared Dispositive Power

      Person                 606,003 SHARES

      With
---------------------------  ----------------------------------------------------------------------------------------
 9)        Aggregate Amount Beneficially Owned by Each Reporting Person

           606,003 SHARES
---------------------------------------------------------------------------------------------------------------------
10)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]
---------------------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)

           10.3%
---------------------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           IN
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           ANDREW PEGGE
---------------------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [x]
                                                                                                          (b) [ ]
---------------------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------------------------------------------------------------------------------------------------------------------
4)         Citizenship or Place of Organization

           BRITISH
---------------------------------------------------------------------------------------------------------------------
                     5)      Sole Voting Power

     Number of               0
                     ------------------------------------------------------------------------------------------------
      Shares         6)      Shared Voting Power

   Beneficially              606,003 SHARES
                     ------------------------------------------------------------------------------------------------
     Owned by        7)      Sole Dispositive Power

       Each                  0
                     ------------------------------------------------------------------------------------------------
     Reporting       8)      Shared Dispositive Power

      Person                 606,003 SHARES

       With
---------------------------------------------------------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person

           606,003 SHARES
--------- -----------------------------------------------------------------------------------------------------------
           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                                                              [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)

           10.3%
--------- -----------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           IN
--------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G

ITEM 1(A)         NAME OF ISSUER:

This Amendment No. 1 to the Statement on Schedule 13G amends and supplements the Statement on Schedule 13G originally filed by (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"); (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"); (iii) Laxey Partners Limited, an Isle of Man company ("Laxey"); (iv) Colin Kingsnorth, a British citizen ("Kingsnorth"); and (v) Andrew Pegge, a British citizen relating to an event date of December 14, 2001 (collectively, the "Schedule 13G"), with respect to beneficial ownership interest in Jardine Fleming India Fund, Inc., a Maryland corporation (the "Fund").

ITEMS 2(A)        NAMES OF PERSONS FILING:

Item 2(a) has been amended and restated in its entirety to read as follows:

This statement is being filed jointly by (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"); (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"); (iii) LP Value Limited, a British Virgin Islands company ("LPV"); (iv) Laxey Universal Value LP, a Delaware limited partnership ("LUV"), (v) Laxey Partners Limited, an Isle of Man company ("Laxey"); (vi) Colin Kingsnorth, a British citizen ("Kingsnorth"); and (vii) Andrew Pegge, a British citizen ("Pegge" and, collectively with Catalyst, LIL, LPV, LUV, Laxey, and Kingsnorth, the "Reporting Persons").

        2(B) AND 2(C)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                       RESIDENCE AND CITIZENSHIP:

Items 2(b) and 2(c) has been amended and restated in its entirety as follows:

Catalyst, a Cayman Islands company, is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

LIL, a British Virgin Islands company, is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands.

LPV is an international business company incorporated in the British Virgin Islands on October 2001 created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. LPV is managed by Laxey Partners Limited. The record address of LPV is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

LUV is a Delaware limited partnership organized on February 28, 2002 to provide the partners with an absolute return through capital appreciation with an emphasis on structural arbitrage. The general partner of LUV is Laxey Partners GP(2) Limited, a company established in the British Virgin Islands in February 2002 and wholly-owned subsidiary of Laxey, the investment manager of LLP. The address of LUV's principal business and principal office is c/o BoE International Fund Services Limited, Samuel Harris House, St. George's Street, Douglas, Isle of Man IM99 1EZ, British Isles.

Laxey, an Isle of Man company, is the investment manager for each of Catalyst, LPV, LUV and LIL, subject to the overall control of the directors and general partners, as applicable, of each of these entities. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF.

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. Kingsnorth is a British citizen. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Pegge is a British citizen.

ITEM 4.           OWNERSHIP

        4(A) AND 4(B)  AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

Item 4(a) and 4(b) has been amended and restated in its entirety as follows:

As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 122,050 shares of Common Stock, which represent approximately 2.1% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 164,503 shares of Common Stock, which represent approximately 2.8% of the issued and outstanding shares of the Common Stock. As of the date hereof, LPV, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 114,550 shares of Common Stock, which represent approximately 1.9% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LUV, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 104,200 shares of Common Stock, which represent approximately 1.8% of the issued and outstanding shares of Common Stock of the Fund. In addition, as of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners of 100,700 shares of Common Stock pursuant to Laxey's discretionary authority over one or more accounts held and managed for unaffiliated third parties (the "Accounts"). The Accounts represent approximately 1.7% of the issued and outstanding shares of the Common Stock. Each of the Accounts are terminable at any time by the respective third parties, for which the account is held, upon providing written notice to Laxey. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 606,003 shares of Common Stock, constituting approximately 10.3% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

        4(C)           NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS: (i) SOLE
        POWER TO VOTE OR TO DIRECT THE VOTE, (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE, (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

Item 4(c) has been amended and restated in its entirety as follows:

As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 122,050 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 164,503 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LPV the power to vote and dispose of 114,550 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LUV the power to vote and dispose of 104,200 shares of Common Stock. In addition, as of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 100,700 shares of Common Stock held in the Accounts. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 606,003 shares of Common Stock, constituting approximately 10.3% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock.

ITEM 10.          CERTIFICATION:

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2002


                                      THE VALUE CATALYST FUND LIMITED


                                      By:   /s/ James McCarthy
                                         --------------------------------------
                                            Name:  James McCarthy
                                            Title: Chairman



                                      LAXEY INVESTORS LIMITED


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director



                                      LAXEY UNIVERSAL VALUE LP


                                      By:   Laxey Partners GP(2) Limited,
                                            General Partner


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: its Director



                                      LP VALUE LIMITED


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director

                                      LAXEY PARTNERS LIMITED


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director



                                            /s/ Colin Kingsnorth
                                         --------------------------------------
                                         Colin Kingsnorth


                                            /s/ Andrew Pegge
                                         --------------------------------------
                                         Andrew Pegge

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the common stock of JARDINE FLEMING INDIA FUND, INC., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 13th day of September, 2002.


                                      THE VALUE CATALYST FUND LIMITED


                                      By:   /s/ James McCarthy
                                         ---------------------------------------
                                            Name:  James McCarthy
                                            Title: Chairman


                                      LAXEY INVESTORS LIMITED


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director


                                      LAXEY UNIVERSAL VALUE LP


                                      By:   Laxey Partners GP(2) Limited,
                                            General Partner


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: its Director

                                            LP VALUE LIMITED


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director


                                      LAXEY PARTNERS LIMITED


                                      By:   /s/ Andrew Pegge
                                         --------------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director



                                            /s/ Colin Kingsnorth
                                      -----------------------------------------
                                      Colin Kingsnorth


                                            /s/ Andrew Pegge
                                      -----------------------------------------
                                      Andrew Pegge